Exhibit 22.1

List of Issuers of Guaranteed Securities

As of March 29, 2024, the following wholly-owned subsidiary of Jacobs Solutions Inc. was the issuer of the 5.90% Bonds due 2033 and the 6.35% Bonds due 2028, which are guaranteed by Jacobs Solutions Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Jacobs Engineering Group Inc.	Delaware